July 19, 2011

VIA EDGAR

Ms. Angela Connell

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.
File No. 001-33326

Dear Ms. Connell:

This letter serves to confirm our telephone conversation of July 18, 2011 in which I requested, on behalf of People’s United Financial, Inc. (the “Company”), an extension of time to respond to the comment letter dated July 15, 2011 from the Staff of the Securities and Exchange Commission (the “Commission”).

Based on our conversation, it is my understanding that the deadline for the Commission’s receipt of the Company’s response has been extended to August 12, 2011. Please contact me immediately if this understanding is incorrect. Thank you.

Sincerely,

/s/ Jeffrey Hoyt

Jeffrey Hoyt

Senior Vice President, Controller

People’s United Financial, Inc.